SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)*


                       United International Holdings, Inc.
                       -----------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   910734 10 2
                                   -----------
                                 (CUSIP Number)

                       The Gene W. Schneider Family Trust
                     c/o United International Holdings, Inc.
                        4643 S. Ulster Street, Suite 1300
                                Denver, CO 80237
                                 (303) 770-4001
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 25, 1999
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

CUSIP NO.: 910734 10 2               13D                       Page 2 of 9 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Gene W. Schneider Family Trust
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       200,000 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    200,000(1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,000(1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 200,000 shares of Class A Common Stock issuable upon conversion of 200,000 shares of Class B Common Stock, par value $.01 per share.
(2) Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 910734 10 2                13D                      Page 3 of 9 Pages


ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D (the "Statement") relates to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of United International Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, CO 80237.

Pursuant to Rule 13d-3 under the Act, this Statement also relates to the shares of Class A Common Stock issuable upon conversion of shares of United International Holdings, Inc. Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"). At the option of the holder, each share of Class B Common Stock is convertible into one share of Class A Common Stock. The shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

The holders of Class A Common Stock and Class B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of the Class B Common Stock are entitled to 10 votes per share and the holders of Class A Common Stock are entitled to one vote per share.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed on behalf of The Gene W. Schneider Family Trust (the "GWS Family Trust"). The trustees of the GWS Family Trust are W. Dean Salter, Carla G. Schneider Shankle and Tina M. Schneider Wildes, any two of which can act for the GWS Family Trust. The current primary beneficiaries of the GWS Family Trust are Carla G. Schneider Shankle and Tina M. Schneider Wildes, daughters of Gene W. Schneider. The GWS Family Trust is an irrevocable trust administered under the laws of the State of Colorado. The business address of the GWS Family Trust is c/o United International Holdings, Inc., 4643 S. Ulster Street, Suite 1300, Denver, CO 80237. The GWS Family Trust has no occupation or employment.

During the last five years, the GWS Family Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 25, 1999, in a private transaction, the GWS Family Trust purchased 200,000 shares of Class B Common Stock at a purchase price of $36.3125 per share from Gene W. Schneider. The GWS Family Trust acquired the Class B Common Stock for a Promissory Note, dated January 25, 1999, and issued in favor of Gene W. Schneider. The Promissory Note is secured by the 200,000 shares of Class B Common Stock beneficially owned by the GWS Family Trust. The Promissory Note bears interest at 4.52% per annum and is due and payable on or before January 25, 2003. A copy of the Promissory Note is set forth in Exhibit 7(b) hereto.

ITEM 4.  PURPOSE OF TRANSACTION.

The GWS Family Trust entered into the transaction as part of the estate planning of Gene W. Schneider. The GWS Family Trust currently holds its shares for investment purposes; however, as a result of that certain Stockholders' Agreement, as more fully described in Item 6 below, the GWS Family Trust may be deemed to share control of the Issuer. The GWS Family Trust may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, the GWS Family Trust will take into consideration various factors, such as the Issuer's business and prospects and the market price of the Issuer's Class A Common Stock. The GWS Family Trust reserves the right, depending on other relevant factors, to acquire additional shares of any Class of the Issuer's common stock in the open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of any Class of the Issuer's common stock, or to change its intentions with respect to any or all of the matters referred to in this Item 4.

CUSIP NO.: 910734 10 2               13D                       Page 4 of 9 Pages

Other than as described herein, the GWS Family Trust does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The GWS Family Trust beneficially owns (assuming conversion of Class B Common Stock for Class A Common Stock) 200,000 shares of Class A Common Stock, which represents 0.6% of the outstanding shares of Class A Common Stock. As a result of the voting provisions of the Stockholders' Agreement (as more fully described in Item 6 below), the Founders (as defined in Item 6 below and includes the GWS Family Trust) and Apollo Cable Partners, L.P. ("Apollo") may be deemed to be a "group" for purposes of Rule 13d-3 and each member of such "group" may be deemed to beneficially own shares of the Issuer's common stock held by the other members of such "group". To the best knowledge of the GWS Family Trust, the Founders and Apollo beneficially own as of December 31, 1998, a total of 10,400,097 shares of Class A Common Stock, which includes the conversion of 9,608,136 shares of Class B Common Stock for Class A Common Stock and 572,583 shares that would be acquired upon exercise of currently exercisable options, and represents 25.4% of the outstanding shares of Class A Common Stock. The foregoing percentage interests are based on the outstanding share numbers provided by the Issuer as of January 8, 1999, adjusted, in the case of the GWS Family Trust, for the conversion of its Class B Common Stock, resulting in 30,899,381 outstanding shares of Class A Common Stock and, in the case of the "group", for the Founders' options as if exercised and for the conversion of their Class B Common Stock, resulting in 40,880,100 outstanding shares of Class A Common Stock.

Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. When all classes of common stock beneficially owned by the GWS Family Trust are aggregated without giving effect to the conversion of Class B Common Stock, the GWS Family Trust may be deemed to beneficially own voting equity securities representing approximately 1.5% of the voting power with respect to a general election of directors of the Issuer. In addition, when all classes of common stock beneficially owned by the Founders and Apollo are aggregated without giving effect to the conversion of Class B Common Stock and assuming the exercise of options, the Founders and Apollo may be deemed to beneficially own voting equity securities representing approximately 74.3% of the voting power with respect to a general election of directors of the Issuer.

Pursuant to Rule 13d-4, the GWS Family Trust hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Act of the shares of Class A Common Stock and Class B Common Stock held by any other Founder, Apollo or their transferees.

(b) Pursuant to the Stockholders' Agreement, the GWS Family Trust may be deemed to share beneficial ownership of Class A Common Stock and Class B Common Stock because the Founders and Apollo have agreed to vote in favor of their respective nominees for directors of the Issuer. See Item 6 below. As a result, the GWS Family Trust may be deemed to have shared voting and dispositive power over the shares of common stock beneficially owned by the Founders and Apollo. Of the aggregate shares owned by the Founders and Apollo, the GWS Family Trust beneficially owns 200,000 shares of Class A Common Stock (assuming the conversion of 200,000 shares of Class B Common Stock).

(c) Except for the transaction described in Item 3 above, the GWS Family Trust has not executed any other transaction in any Class of the Issuer's common stock during the past sixty days.

CUSIP NO.: 910734 10 2             13D                         Page 5 of 9 Pages


(d) Other than the GWS Family Trust, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the GWS Family Trust. To the knowledge of the GWS Family Trust, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by any of the other Founders or Apollo.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On January 25, 1999, the GWS Family Trust became a party as a Founder to the Stockholders' Agreement, dated April 13, 1993 (the "Stockholders' Agreement"), by and among the Founders, Apollo and the Issuer. Pursuant to the terms of the Stockholders' Agreement, Apollo and the Founders have agreed to vote in favor of three persons nominated to be directors by Apollo and nine persons nominated to be directors by the Founders in the elections of directors of the Issuer. The number of persons Apollo and the Founders are entitled to nominate for election as directors is subject to reduction for each group if the percentage of the Issuer's voting securities beneficially owned by it is reduced below certain levels. These director nomination rights expire on April 12, 2003, unless earlier terminated by the agreement of Apollo and the Founders. The other Founders subject to the Stockholders' Agreement are Albert M. Carollo, Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, DLF Partners, Lawrence F. DeGeorge, Kathleen Jaure, Curtis Rochelle, Curtis Rochelle Trust, Jim Rochelle, Marian Rochelle, Gene W. Schneider, G. Schneider Holdings, Mark Schneider, the Revocable Trust of Janet
Schneider, Susan G. Schneider and Robert A. Schneider. A copy of the Stockholders' Agreement can be found at Exhibit 10.16 to the Issuer's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

The Issuer's Board of Directors is currently composed of ten members, eight of whom may be deemed to have been nominated by the Founders and two of which may be deemed to have been nominated by Apollo.

The information set forth in Item 5 is hereby incorporated by reference herein. There are no other agreements among the GWS Family Trust and any other Founder or Apollo with respect to the Issuer's securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

7(a) Stockholders' Agreement, dated April 13, 1993, among the Founders, Apollo and the Issuer, is incorporated by this reference from Exhibit 10.16 to the Issuer's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

7(b) Promissory Note, dated January 25, 1999, of The Gene W. Schneider Family Trust in favor of Gene S. Schneider.

7(c) Delegation of Powers of Trustee under The Gene W. Schneider Family Trust, dated January 25, 1999.

CUSIP NO.: 910734 10 2                 13D                     Page 6 of 9 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         The Gene W. Schneider Family Trust


Dated:   February 2, 1999                By:   /s/  Tina M. Schneider Wildes
       --------------------                   ---------------------------------
                                               Tina M. Schneider Wildes

CUSIP NO.: 910734 10 2                 13D                     Page 7 of 9 Pages

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NUMBER                       EXHIBIT                                                            PAGE NO.
--------------                       -------                                                            --------
    7(a)         Stockholders' Agreement,  dated April 13, 1993, among the Founders, Apollo and the        --
                 Issuer,  is  incorporated  by this  reference  from Exhibit  10.16 to the Issuer's
                 Registration  Statement on Form S-1 (File No.  33-61376) filed with Securities and
                 Exchange Commission on April 21, 1993.

    7(b)         Promissory  Note, dated January 25, 1999, of The Gene W. Schneider Family Trust in         8
                 favor of Gene S. Schneider.

    7(c)         Delegation of Powers of Trustee under The Gene W. Schneider Family Trust, dated            9
                 January 25, 1999.


CUSIP NO.: 910734 10 2                 13D                     Page 8 of 9 Pages


Exhibit 7(b)
------------



                                 PROMISSORY NOTE
                            (Non-Negotiable Secured)

$7,262,500.00                                                   Denver, Colorado
                                                                January 25, 1999

         FOR VALUE RECEIVED, Tina M. Schneider Wildes, Carla G. Schneider Shankle, and W. Dean Salter, as trustees of The Gene W. Schneider Family Trust u/a/d January 25, 1999 ("Maker"), promise to pay to Gene W. Schneider ("Payee"), the principal sum of Seven Million, Two Hundred Sixty-two Thousand Five Hundred DOLLARS ($ 7,262,500) on or before January 25, 2003, together with interest on the outstanding principal balance at an annual rate of 4.52 % in the manner provided below. Interest shall be calculated on the basis of a 360-day year and quarterly compounding.

         Payment of the outstanding principal balance, when due, shall be made to Payee in immediately available or same day funds. Accrued but unpaid interest on the outstanding principal balance shall be due and payable annually, beginning January 25, 2000, and continuing until the entire principal sum is repaid in full. The final payment of interest under this promissory note shall be made at the time that the outstanding principal balance is repaid. For purposes of this promissory note, the term "Business Day" shall mean any day other than a day on which banks in the State of Colorado are authorized or required to close.

         The principal sum may be prepaid, in whole or part, by Maker without notice, penalty, or premium. If payment of this promissory note is not made when due, in the manner set forth above, and any action is brought to enforce collection thereof, Maker agrees to pay all costs of collection, including reasonable attorney fees.

         This promissory note runs to the benefit of Payee exclusively, and may not be assigned, transferred, hypothecated, or otherwise conveyed to any other person (by contract, operation of law, or otherwise) without the prior written consent of Maker.

         This promissory note is secured and non-negotiable. As collateral security for this Note, Maker shall execute and deliver a pledge in favor of Payee of 200,000 shares of class B stock of United International Holdings, Inc. and deliver such shares of stock to Payee. It shall be governed as to validity, interpretation, construction, effect, and in all other respects, by the laws and decisions of the State of Colorado, without regard to conflicts of laws principles.

         Executed by Maker to be effective as of the date first set forth above.

                                  THE GENE W. SCHNEIDER FAMILY TRUST,
                                  u/a/d January 25, 1999


                                  By:  /s/  Tina M. Schneider Wildes
                                     -------------------------------------------
                                       Tina M. Schneider Wildes, as trustee of
                                       The Gene W. Schneider Family Trust


                                  By:  /s/  Carla G. Schneider Shankle
                                     -------------------------------------------
                                       Carla G. Schneider Shankle, as trustee of
                                       The Gene W. Schneider Family Trust


                                  By:  /s/  W. Dean Salter
                                     -------------------------------------------
                                       W. Dean Salter, as trustee of
                                       The Gene W. Schneider Family Trust

CUSIP NO.: 910734 10 2                 13D                     Page 9 of 9 Pages


Exhibit 7(c)
----- -----

                         DELEGATION OF POWERS OF TRUSTEE

                    UNDER THE GENE W. SCHNEIDER FAMILY TRUST
                             dated January 25, 1999



         Pursuant Article 6.03 "Delegation of Powers" of The Gene W. Schneider Family Trust ("the Trust"), we the undersigned Trustees of the Trust authorize Tina Michele Wildes, in her capacity as Trustee, to execute all documents pertaining to any filings required by the Securities and Exchange Commission on behalf of the Trust. The sole signature of Tina Michele Wildes, as Trustee, shall bind the Trust for this purpose.



Dated  February 2, 1999                     /s/ Tina M. Wildes
      -----------------------------         ------------------------------------
                                            Tina Michele Wildes, Trustee


Dated  February 3, 1999                     /s/ Carla S. Shankle
      -----------------------------         ------------------------------------
                                            Carla Schneider Shankle, Trustee


Dated  February 2, 1999                     /s/ W. Dean Salter
      -----------------------------         ------------------------------------
                                            W. Dean Salter, Trustee